
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 22, 2019
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 2.02. Results of Operations and Financial Condition.

On February 22, 2019, MGE Energy, Inc. (the Company) issued a press release announcing its fourth quarter 2018 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 22, 2019

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Executive Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 22, 2019

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on February 22, 2019.

Exhibit 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 22, 2019—MGE Energy, Inc. (Nasdaq: MGEE) today reported financial results for the fourth quarter and full year 2018.

MGE Energy's GAAP (Generally Accepted Accounting Principles) earnings for the full year of 2018 were $84.2 million, or $2.43 per share, compared to $97.6 million, or $2.82 per share, for the same period in the prior year. Earnings for 2017 included a 62 cent per share one-time, non-cash tax benefit from nonregulated operations as a result of the Tax Cuts and Jobs Act (Tax Act). Earnings for 2018 were positively impacted by customer growth and favorable weather during the year. There were approximately 2,000 more electric and approximately 3,000 more gas customers in 2018, primarily driven by residential customer growth.

MGE Energy's GAAP earnings for the fourth quarter of 2018 were $16.4 million, or 47 cents per share, compared to $36.1 million, or $1.04 per share, in the fourth quarter of 2017. Earnings for the fourth quarter of 2017 included a 62 cent per share one-time, non-cash tax benefit from nonregulated operations as a result of the Tax Act. Excluding the one-time tax benefit, quarter-over-quarter earnings were higher primarily due to increased revenue from customer growth.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended December 31,	**2018**	**2017**
Operating revenue	$140,079	$140,274
Operating income	$23,990	$25,197
Net income	$16,361	$36,134
Earnings per share (basic and diluted)	$0.47	$1.04
Weighted average shares outstanding (basic and diluted)	34,668	34,668

For the Years Ended December 31,	**2018**	**2017**
Operating revenue	$559,768	$563,099
Operating income	$114,207	$124,625
Net income	$84,219	$97,606
Earnings per share (basic and diluted)	$2.43	$2.82
Weighted average shares outstanding (basic and diluted)	34,668	34,668

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to 153,000 customers in Dane County, Wis., and purchases and distributes natural gas to 161,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

Contact

Steven B. Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com